PROSKAUER ROSE LLP

Eleven Times Square
New York, New York 10036

December 6, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Yoon Choo

Re:	BNY Mellon Alcentra Opportunistic Global Credit Income Fund
File Numbers: 333-254957; 811-23651

Ladies and Gentlemen:

On behalf of BNY Mellon Alcentra Opportunistic Global Credit Income Fund (the "Fund"), transmitted for filing as EDGAR correspondence are the Fund's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided to the undersigned by Yoon Choo of the Staff by telephone on December 3, 2021. These comments related to the Fund's EDGAR correspondence, filed on December 3, 2021, in which the Fund responded to the comments of the Staff to Post-Effective Amendment No. 1 (the "Amendment") to the Fund's Registration Statement (the "Registration Statement") on Form N-2, which was filed with the Commission on October 14, 2021 in order to add Class A-1 Shares as a new class of the Fund.

Set forth below are the Staff's comments, which, for the convenience of the Staff, have been restated in their entirety. We have discussed the Staff's comments with representatives of the Fund. The Fund's responses to the Staff's comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. References in the responses to the Fund's Prospectus or Statement of Additional Information are to those transmitted by email to Ms. Choo concurrently with the filing of this letter. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

1.	Staff Comment: The Staff previously commented:

Please remove footnote 7 to the fee table since the expense limitation agreement is not expected to affect the expenses shown in the table.

The Staff notes that Form N-1A states that a prospectus summary section may not include disclosure other than that which is required or permitted by Items 2 through 8. The Staff reiterates this in IM Guidance Update No. 2014-08.

Response: The Fund continues to believe the disclosure is permitted by Form N-2, which governs the Registration Statement. The Fund notes that the only instruction in Form N-2 related to the "summary section" is as follows in Item 3:

Include a synopsis of information contained in the prospectus when the prospectus is long or complex. Normally, a synopsis should not be provided where the prospectus is twelve or fewer printed pages.

Instruction. The synopsis should provide a clear and concise description of the key features of the offering and the Registrant, with cross-references to relevant disclosures elsewhere in the prospectus or Statement of Additional Information.

Additionally, the Fund notes that Form N-2 states that "[t]he prospectus or the SAI may contain more information than called for by this Form, provided the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of required information." The Fund notes that it has not included line items related to the expense limitation arrangement in the fee table itself and instead has merely disclosed the arrangement in a footnote. Form N-1A and IM Guidance Update No. 2014-08 are not applicable to the Fund, as the Fund is a closed-end fund. Accordingly, no revision has been made.

2.	Staff Comment: The Staff previously commented:

In Plan of Distribution—Class A-1 Shares—Sales Charge Reductions and Waivers, the disclosure states that Class A-1 Shares may be purchased at net asset value without payment of a sales charge by "Retirement Plans, provided that, if such Class A-1 Shares are purchased through a financial intermediary, the financial intermediary performs recordkeeping or other administrative services for the Retirement Plan." This qualification should be deleted or all the Plans should be identified. Investors should be able to know whether or not his or her Retirement Plan is eligible for waiver of the sales charge.

The Fund's response does not adequately respond to the Staff's initial comments. The Staff has not entertained the response given as an adequate reason to not give the disclosure.

Response: The Fund notes that it does not have access to the information that would allow it to adjust the disclosure to respond to the Staff's comment, as financial intermediaries do not disclose to the Fund Retirement Plans for which they provide recordkeeping or other administrative services. The Fund will add the following disclosure immediately after the referenced disclosure: "Investors should contact their financial intermediary for more information about whether their Retirement Plan is eligible for a sales charge waiver."

* * * * *

Please direct any questions or comments to me at 212.969.3151 or dkasinki@proskauer.com, or to Lisa Goldstein at 617.526.9845 or lgoldstein@proskauer.com.

Very truly yours,

/s/ Devin Kasinki
Devin Kasinki

cc:	Nicole M. Runyan
Brad A. Green
Lisa Goldstein
Jeff Prusnofsky

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